UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of December 2007

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

Veolia Energy finalises the acquisition of Thermal North America, Inc., the largest portfolio of district heating and cooling networks in the United States

Paris – 13 december 2007. Veolia Energy has finalized the acquisition of Thermal North America, Inc., the largest portfolio of district heating and cooling networks in the United States.

With projected revenue of USD 425 million in 2007, Thermal North America, Inc., is present in various regional markets acting on the leading edge of environmental stewardship, particularly the Northeast and California. It notably owns and operates heating networks in Boston, Philadelphia, Baltimore, Atlanta, Kansas City, Trenton, St Louis, Oklahoma City and Tulsa and several cooling networks in Las Vegas and Los Angeles. The company employs 450 people and operates 3500 MW of thermal capacity, 520 MW of cooling capacity and 245 MW of electrical capacity. In addition to the distribution of heat and cooling, Thermal North America, Inc. also has power generation (through cogeneration) and comprehensive building management services.

The transaction positions Veolia Environnement in the world’s largest energy services market at a time when higher energy costs and changes in US environmental regulations are expected to create new opportunities.

Veolia Energy’s objective in the United States is to drive double-digit annual growth in revenue over the next five years by leveraging the company’s expertise in its core business, which is to provide integrated energy solutions that deliver energy savings, promote renewable energy and capitalise on its efforts to reduce greenhouse gas emissions in the relevant markets. The plan involves expanding networks—especially cooling networks, which offer strong potential in city centres—upgrading production plants, and broadening service solutions to current and future customers, such as hospitals, large production plants and big property developments.

Veolia Energy is already present in North America through Dalkia, which acquired the steam distribution network in Cambridge, Massachusetts in 2005. In February 2006, Dalkia signed a partnership agreement with Gaz Metro to develop district heating networks in Canada. Under the agreement, Dalkia owns and operates Montreal’s district heating network, one of the biggest in North America.

Veolia Environnement, through its Veolia Energy division, is the leading European provider of energy services to local authorities and businesses. Since its creation, it has focused on energy and environmental optimization. It meets customer expectations by delivering customised, end-to-end solutions to ensure comfortable living and efficient energy supply, including management of heating systems and energy and industrial fluid production facilities, energy plant engineering and maintenance services, technical services for commercial and industrial building operation, and global building management services. With 48,800 employees in 38 countries, Dalkia (Veolia Energy division) reported managed revenue of €6.1 billion in 2006.

Important Disclaimer Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67

US investor contact: Brian Sullivan - Tel +(1) 630 371 27 49

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 14, 2007

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Secretary